Exhibit 99.(2)(k)(5)

ABX LONGEVITY GROWTH AND INCOME FUND

MULTIPLE CLASS PLAN

ABX Longevity Growth and Income Fund (the “Trust”) is a statutory trust organized under Delaware law. The Trust’s Amended and Restated Declaration of Trust provides that shares of beneficial interest (“Shares”) of the Trust may be divided into various classes of beneficial interests.

The Trust is a closed-end management investment company that has received exemptive relief (the “Exemptive Order”) from the U.S. Securities and Exchange Commission (the “SEC”) to permit the Trust to issue multiple classes of Shares with sales loads and/or asset-based distribution and/or service fees in accordance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). Although not directly subject to Rule 18f-3 under the 1940 Act, as a condition to reliance on the Exemptive Order, the Fund must comply with the provisions of Rule 18f-3, as if they apply to the Fund.

This Multiple Class Plan (the “Plan”) is adopted by the Board of Trustees (the “Board”) of the Trust, including a majority of its trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), pursuant to Rule 18f-3(d) under the 1940 Act.

The Trust may offer multiple classes of shares (each, a “Class,” and collectively, the “Classes”). Each Class of Shares represents interests in the same investment portfolio of the Trust and has the same rights, preferences, voting powers, restrictions and limitations, except as provided in this Plan. The Trust may from time to time offer additional classes of Shares by amending this Plan in accordance with Section 7 hereof.

The Board, including a majority of the Independent Trustees, has determined that this Plan, including the allocation of expenses, is in the best interest of the Trust as a whole and each Class of Shares offered by the Trust.

The provisions of the Plan are as follows:

1.	General Description of Classes. Each Class of Shares of the Trust shall represent interests in the same portfolio of investments of the Trust, shall have such exchange privileges and/or conversion features within the Trust as described in the Trust’s Prospectus, and shall be identical in all respects, except that, as provided for in the Trust’s Prospectus or the Trust’s share class-specific Prospectus, each Class shall or may differ with respect to: (i) asset-based distribution fees; (ii) account maintenance and shareholder services and expenses; (iii) differences relating to sales loads, early withdrawal sales charges, purchase minimums, eligible investors and exchange privileges; (iv) other class-specific expenses detailed in Section 2 below; and (v) the designation of each Class of Shares. The Classes of Shares designated by the Trust are set forth in Appendix A, which may be amended and/or restated from time to time.

2.	Allocation of Income and Class Expenses.

a.	Each Class of Shares shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(i)	Expenses related to the distribution of a Class of Shares or to the services provided to shareholders of a Class of Shares shall be borne solely by such Class;

(ii)	The following expenses attributable to the Shares of a particular Class will be borne solely by the Class to which they are attributable:

(a)	Asset-based distribution, account maintenance and shareholder service fees;

(b)	Extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular Class; and

(c)	Such other expenses as the Board determines were incurred by a specific Class and are appropriately paid by that Class.

(iii)	Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific Class pursuant to this Section 2, shall be allocated to each Class of the Trust on the basis of the net asset value of that Class in relation to the net asset value of the Trust.

Notwithstanding the foregoing, the underwriter, investment adviser, subadviser or other provider of services to the Trust may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under the 1940 Act; provided, however, that the Board shall monitor the use of waivers or expense reimbursements intended to differ by Class.

b.	Investment advisory fees, custodial fees, and other expenses relating to the management of the Trust’s assets shall not be allocated on a Class-specific basis, but rather based upon relative net assets.

3.	Voting Rights. Each Class of Shares will have identical voting rights except that each Class of Shares will have exclusive voting rights with respect to matters that exclusively affect such Class and separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class. In matters as to which one or more Classes of Shares do not have exclusive voting rights, all Classes of Shares of the Trust will vote together, except when a Class vote is required by the 1940 Act.

4.	Exchanges. A Class of Shares of the Trust may be exchanged without payment of any exchange fee for another Class of Shares of the Trust at their respective net asset values, to the extent permitted, and as provided, in the Trust’s then-current Prospectus for the applicable Class.

5.	Class Designation. Subject to the approval by the Board, the Trust may alter the nomenclature for the designations of one or more of its Classes of Shares and may convert a Class of Shares into a new or existing Class.

6.	Additional Information. This Plan is qualified by and subject to the terms of the Trust’s then-current Prospectus for the applicable Class(es) of Shares of the Trust; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan.

7.	Amendments. This Plan may be terminated or amended at any time with respect to the Trust or a Class of Shares thereof by a majority of the Board, and a majority of the Independent Trustees.

8.	Miscellaneous. Any reference in this Plan to information in the Trust’s Prospectus shall mean information in the Trust’s then-current Prospectus, as the same may be amended or supplemented from time to time, or in the Trust’s Statement of Additional Information, as the same may be amended or supplemented from time to time.

Appendix A

Share Classes*
Investor A Class
Founders Class
I Class

* The features and expenses of each share class are described in further detail in the Trust’s Prospectus, which may be supplemented or amended from time to time.

A-1